Mark Ballantyne

T: +1 703 456 8084

mballantyne@cooley.com

VIA EDGAR

November 18, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Lynn Dicker

Kevin Kuhar

Re:	Verrica Pharmaceuticals Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed March 2, 2022

File No. 001-38529

Dear Ms. Dicker and Mr. Kuhar:

On behalf of our client, Verrica Pharmaceuticals Inc. (the “Company”), we are responding to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 8, 2022 (the “Comment Letter”), relating to the above referenced Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). In response to the comments contained in the Comment Letter (the “Comments”), we are submitting this response letter on behalf of the Company.

Set forth below are the Company’s responses to the Comments. For your convenience, the Comments are reprinted below in italics, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis

Research and Development Expenses, page 82

1.

Given the importance of research and development expenses to your business model and the multiple product candidates under development, please revise future filings to disclose costs by product candidate as well as by the nature of expense for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such.

In response to the Staff’s comment, the Company proposes to add in its future filings, beginning with the Form 10-K for the year ending December 31, 2022, disclosure consistent with the proposed disclosure set forth on Annex A to this letter for as long as research and development expenses continue to represent a significant portion of the Company’s total expenses. The Company anticipates that the proposed disclosure would be included in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Results of Operations for the Years Ended December 31, 2022 and 2021—Research and Development Expenses.”

Cooley LLP    Reston Town Center    11951 Freedom Drive    14th Floor    Reston, VA    20190-5656

t: +1 703 456 8000  f: +1 703 456 8100  cooley.com

November 18, 2022

Page Two

Item 9A. Controls and Procedures

Managements Report on Internal Control Over Financial Reporting, page 113

2.

We note the disclosure that you performed an assessment of your internal control over financial reporting as of December 31, 2021, however, you did not clearly disclose your management’s conclusion. Please tell us and revise future filings to disclose management’s conclusion on whether or not your internal controls were effective at the end of the period. Refer to the guidance in Item 308(a)(3) of Regulation S-K. Please also note that Item 308 of Regulation S-K is an annual assessment and is not required for interim periods.

In response to the Staff’s comment, the Company advises the Staff that management conducted an assessment of the Company’s internal control over financial reporting based on the framework established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on the assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

In addition, the Company will disclose in future annual reports, beginning with the Annual Report on Form 10-K for the year ending December 31, 2022, management’s conclusion on whether or not the Company’s internal controls were effective at the end of the period, per the guidance in Item 308(a)(3) of Regulation S-K.

* * * *

Please direct any questions or further comments concerning the 2021 Form 10-K or this response letter to either the undersigned at (703) 456-8084, Darren DeStefano at (703) 456-8034 or Andrew Durand at (202) 776-2069.

Sincerely,

/s/ Mark Ballantyne

Mark Ballantyne

cc:	P. Terence Kohler Jr., Verrica Pharmaceuticals Inc.

Christopher Hayes, Verrica Pharmaceuticals Inc.

Darren DeStefano, Cooley LLP

Andrew Durand, Cooley LLP

Cooley LLP    Reston Town Center    11951 Freedom Drive    14th Floor    Reston, VA    20190-5656

t: +1 703 456 8000  f: +1 703 456 8100  cooley.com

November 18, 2022

Page Three

ANNEX A

The following tables summarize our research and development expense by product candidate or, for unallocated expenses, by type for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		Change
(dollars in thousands)	2022	2021
VP-102	$	$	$
VP-103
VP-LTX-315
Stock-based compensation
Other unallocated expenses

Research and development expense	$	$	$

Cooley LLP    Reston Town Center    11951 Freedom Drive    14th Floor    Reston, VA    20190-5656

t: +1 703 456 8000  f: +1 703 456 8100  cooley.com